Annual General Meeting of Unitholders
May 12, 2010

REPORT ON VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Resolution	Outcome of Vote	Votes For	Votes Withheld	Votes Against
1. Special resolution to approve a plan of arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), pursuant to which the Trust will, amongst other things, convert to a corporation named Equal Energy Ltd., all as more particularly described in the Information Circular.	Carried	92.38%		7.62%
2. Resolution to appoint KPMG LLP, Chartered Accountants, as the auditors of the Trust for the current fiscal year and to authorize the directors of Enterra to fix their remuneration.	Carried	98.55%	1.45%
3. Resolution to fix the number of directors of EEC to be elected for the ensuing year at six.	Carried	98.17%		1.83%
4. Resolution to elect the directors as set forth in the Information Circular for the ensuring year.	Carried	91.59%	8.41%
5. Resolution to approve the stock option plan for “Equal Energy Ltd.” (“Equal Energy”).	Carried	86.20%		13.80%
6. Resolution to approve a restricted share plan for Equal Energy.	Carried	86.26%		13.74%

Per:
“signed” Blaine Boerchers
Blaine Boerchers
Chief Financial Officer